DONALD E. HULSE

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Principal Mining Engineer by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Bachelor of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269), and a registered member of the Society of Mining Metallurgy & Exploration (1533190RM).

4.	I have worked as a mining engineer for a total of 29 years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the Technical Report titled “NI 43-101 Technical Report on Resources for the Gramalote Project, Providencia, Colombia” dated June 8, 2012 (the “Technical Report”). I conducted a personal visit to the subject property on May 8-9, 2012.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067
http://www.gustavson.com gustavson@gustavson.com

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the 'public company files on their websites accessible by the public of the Technical Report.

11. As of June 1, 2012, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th day of June, 2012

Signature of Qualified Person

"Donald E. Hulse"

Print name of Qualified Person